                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 7)

                             NACCO Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.50 per share
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                   629579 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Alfred M. Rankin, Jr.
                             5875 Landerbrook Drive
                        Mayfield Heights, Ohio 44124-4017
                                 (216) 449-9600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 26, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 21 Pages)

-------------------------                            --------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D               PAGE 2 OF 21 PAGES
-------------------------------------------------------------------------------

        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Alfred M. Rankin, Jr.
-------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*  (a)
                                                                         (b)  X
-------------------------------------------------------------------------------
        3          SEC USE ONLY
-------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
-------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING POWER

                                         177,107
                                -------- ---------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                      912,671
            SHARES               -------- --------------------------------------
         BENEFICIALLY               9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                    177,107
         PERSON WITH             -------- --------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          912,671
-------------------------------------------------------------------------------
       11          AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY EACH REPORTING
                   PERSON

                   1,089,778
-------------------------------------------------------------------------------
       12          CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES
                   CERTAIN SHARES*
-------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.6%
-------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                    -----------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D               PAGE 3 OF 21 PAGES
-------------------------------------------------------------------------------

        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Thomas T. Rankin
-------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
-------------------------------------------------------------------------------
        3          SEC USE ONLY
-------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
-------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING POWER

                                         86,771
                                -------- ---------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                      743,495
            SHARES              -------- ---------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                   86,771
         PERSON WITH            -------- ---------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                         743,495
-------------------------------------------------------------------------------

       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   830,266
-------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN  SHARES*
-------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.7%
-------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                            --------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D               PAGE 4 OF 21 PAGES
-------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Claiborne R. Rankin
-------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
-------------------------------------------------------------------------------
        3          SEC USE ONLY
-------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
-------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- --------------------------------------
                                   7     SOLE VOTING POWER

                                         80,004
                                -------- --------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                      760,271
            SHARES               -------- --------------------------------------
         BENEFICIALLY               9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                    80,004
         PERSON WITH             -------- --------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          760,271
-------------------------------------------------------------------------------

       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   840,275
-------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN  SHARES*

--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.8%
-------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                            --------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D               PAGE 5 OF 21 PAGES
-------------------------------------------------------------------------------

        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   John C. Butler, Jr.
-------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
-------------------------------------------------------------------------------
        3          SEC USE ONLY
-------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
-------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- --------------------------------------
                                   7     SOLE VOTING POWER

                                         8,475
                                -------- --------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                      30,106
            SHARES              -------- --------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                   8,475
         PERSON WITH            -------- --------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                         768,401
-------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   776,876
-------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN  SHARES*

-------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   11.8%
-------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                     ----------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D               PAGE 6 OF 21 PAGES
-------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Matthew M. Rankin
-------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
-------------------------------------------------------------------------------
        3          SEC USE ONLY
-------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
-------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
        6

     CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- --------------------------------------
                                   7     SOLE VOTING POWER

                                         8,774
                                -------- --------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                      1,800
            SHARES              -------- --------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                   8,774
         PERSON WITH            -------- --------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                         740,095
-------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   748,869
-------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
-------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   11.4%
-------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                     ----------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D               PAGE 7 OF 21 PAGES
-------------------------------------------------------------------------------

        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Victoire G. Rankin
-------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
-------------------------------------------------------------------------------
        3          SEC USE ONLY
-------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
-------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- --------------------------------------
                                   7     SOLE VOTING POWER

                                         17,156
                                -------- --------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                      334,327
            SHARES               -------- --------------------------------------
         BENEFICIALLY               9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                    17,156
         PERSON WITH             -------- --------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          1,072,622
-------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,089,778
-------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
-------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.6%
-------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                     ----------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D               PAGE 8 OF 21 PAGES
-------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Corbin Rankin
-------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
-------------------------------------------------------------------------------
        3          SEC USE ONLY
-------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
-------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- -------------------------------------
                                   7     SOLE VOTING POWER

                                         3,400
                                -------- -------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                      88,571
            SHARES              -------- -------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                   3,400
         PERSON WITH            -------- -------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                         826,866
-------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   830,266
-------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
-------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.7%
-------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                     ----------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D               PAGE 9 OF 21 PAGES
-------------------------------------------------------------------------------

        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Chloe O. Rankin
-------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
-------------------------------------------------------------------------------
        3          SEC USE ONLY
-------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
-------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING POWER

                                         8,100
                                -------- ---------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                      93,880
            SHARES              -------- --------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                   8,100
         PERSON WITH            -------- --------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                         832,175
-------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   840,275
-------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
-------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.8%
-------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                     ----------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D             PAGE 10 OF 21 PAGES
-------------------------------------------------------------------------------

        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   David B. Williams
-------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
-------------------------------------------------------------------------------
        3          SEC USE ONLY
-------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
-------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- --------------------------------------
                                   7     SOLE VOTING POWER

                                         340
                                -------- --------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                      30,446
            SHARES              -------- --------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                   340
         PERSON WITH            -------- --------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                         768,741
-------------------------------------------------------------------------------
       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   769,081
-------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
-------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   11.7%
-------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                     ----------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D              PAGE 11 OF 21 PAGES
-------------------------------------------------------------------------------

        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Clara Rankin Williams
-------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
-------------------------------------------------------------------------------
        3          SEC USE ONLY
-------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
-------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- --------------------------------------
                                   7     SOLE VOTING POWER

                                         340
                                -------- --------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                      30,446
            SHARES              -------- --------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                   340
         PERSON WITH            -------- --------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                         768,741
-------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   769,081
-------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
-------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   11.7%
-------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------------                     ----------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D              PAGE 12 OF 21 PAGES
-------------------------------------------------------------------------------

        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Scott Seelbach
-------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
-------------------------------------------------------------------------------
        3          SEC USE ONLY
-------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
-------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- --------------------------------------
                                   7     SOLE VOTING POWER

                                         0
                                -------- --------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                      7,716
            SHARES              -------- --------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                   0
         PERSON WITH            -------- --------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                         746,011
-------------------------------------------------------------------------------
       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   746,011
-------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
-------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   11.4%
-------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                     ----------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D              PAGE 13 OF 21 PAGES
------------------------------                     ----------------------------


         The Amendment No. 7 to Schedule 13D (this "Amendment") is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class A Common Stock (the "Class A Common") of NACCO Industries, Inc. (the "Company") that appeared in the Schedule 13D filed by the Reporting Persons on February 18, 1998 (the "Initial Filing"), as amended on March 30, 1998 (the "Amendment No. 1"), as amended on April 9, 1998 (the "Amendment No. 2"), as amended on January 11, 1999 (the "Amendment No. 3"), as amended on May 14, 1999 (the "Amendment No. 4"), as amended on November 13, 2000 (the "Amendment No. 5"), as amended on February 14, 2001 (the "Amendment No. 6") (collectively, the "Filings"). This Amendment reflects certain gifts of partnership interests in Rankin Associates II, L.P. (the "Partnership") made by trusts for the benefit of Mrs. Clara L.T. Rankin and Mr. Bruce T. Rankin (two of the Reporting Persons under the Initial Filing) effective December 26, 2001 to certain of Mrs. Rankin's descendants and spouses thereof, either in their individual capacities, as custodians or in their capacities as trustees for trusts created for the benefit of certain of Mrs. Rankin's descendants and spouses thereof ("Donees"). Certain of the Donees are Reporting Persons under the Filings. This Amendment also reflects certain gifts effective December 26, 2001 of partnership interests in the Partnership by trusts for the benefit of:
(i) Thomas T. Rankin (one of the Reporting Persons under the Initial Filing) to his descendants and (ii) Roger F. Rankin (one of the Reporting Persons under the Initial Filing) to his descendants. This Amendment is filed in order to provide information with respect to two Donees who were not Reporting Persons under the Filings ("New Reporting Person"), to disclose each New Reporting Person's beneficial ownership of all 738,295 shares of Class A Common held by such person as a result of becoming a Partner of the Partnership. In addition, this Amendment is filed to update certain information regarding the beneficial ownership of Class A Common held by the Reporting Persons other than the New Reporting Persons. Effective as of December 26, 2001, the New Reporting Persons became Partners under the Partnership Agreement, and, as of December 26, 2001, all references to Reporting Persons, Reporting Individuals and Partners in the Filings and this Amendment shall include the New Reporting Persons. This Amendment discloses only changes in information from the Filings. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Schedule 13D relating to the individual Reporting Persons is hereby amended as follows:

         (a) - (c) Following the entry for David B. Williams that appears in Amendment No. 5, insert the following information with respect to the New Reporting Persons:

                  CLARA RANKIN WILLIAMS. Ms. Williams' business address is 8550 West Bryn Mawr Road, Suite 200, Chicago, Illinois 60631. She is the Director of Business Development at ubid.com.

------------------------------                     ----------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D              PAGE 14 OF 21 PAGES
------------------------------                     ----------------------------

                  SCOTT SEELBACH. Mr. Seelbach's business address is 5900 Landerbrook Drive, Suite 200, Cleveland, Ohio 44124. He is an Investment Associate with Primus Venture Partners.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The sixth paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Filings reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr. is hereby deleted and replaced in its entirety as follows:

                  ALFRED M. RANKIN, JR. Mr. Rankin (a) shares with National City Bank, a national banking association ("NCB"), the power to vote and dispose of 2,000 shares of Class A Common pursuant to the Agreement with Clara L.T. Rankin, dated September 22, 1988, creating a charitable trust for 20 years and then for the benefit of her grandchildren, (b) shares with Clara L.T. Rankin the power to dispose of 38,400 shares of Class A Common pursuant to the Agreement with Clara L.T. Rankin dated July 20, 2000, creating a trust for the benefit of her grandchildren,
         (c) shares with NCB the power to vote and dispose of 26,608 shares of Class A Common held by the AM Rankin Sr. Trust A for the benefit of grandchildren, (d) shares with Helen Rankin Butler the power to vote and dispose of 30,106 shares of Class A Common held in trust for the benefit of Helen Rankin Butler, (e) shares with Clara T. (Rankin) Williams the power to vote and dispose of 30,106 shares of Class A Common held in trust for the benefit of Clara T. (Rankin) Williams, (f) shares the power to dispose of 738,295 shares of Class A Common with RMI and the other Reporting Individuals, (g) has the sole power to vote and dispose of 163,107 shares of Class A Common under the Agreement, dated September 28, 2000, creating a trust for the benefit of Mr. Rankin, (h) shares with NCB the power to vote and dispose of 30,000 shares of Class A Common held in trust for the benefit of Clara L.T. Rankin under the Agreement, dated January 5, 1977, (i) has the sole power to vote and dispose of an additional 14,000 shares of Class A Common and (j) is deemed to share with his spouse the power to vote and dispose of 17,156 shares of Class A Common owned by his spouse (Victoire G. Rankin) because she resides with him. Collectively, the 1,089,778 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 16.6% of the Class A Common outstanding as of December 31, 2001. The business address of Helen Rankin Butler is Camp Aloha Hive, RR #1, Box 289, Fairlee, Vermont 05045. Mrs. Helen Rankin Butler is employed as the Director of Camp Aloha Hive. To the knowledge of the Reporting Individuals, during the last five years, Helen Rankin Butler has not been convicted in any criminal proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------------                     ----------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D              PAGE 15 OF 21 PAGES
------------------------------                     ----------------------------


                  The seventh paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Filings reporting the beneficial ownership of Class A Common by Thomas T. Rankin is hereby deleted and replaced in its entirety as follows:

                  THOMAS T. RANKIN. Mr. Rankin (a) has sole power to vote and to dispose of 83,871 shares of Class A Common under the Agreement, dated December 29, 1967, creating a revocable trust for the benefit of Mr. Rankin; (b) has sole power to vote and dispose of 2,900 shares of Class A Common held by Mr. Rankin as custodian for his minor son; (c) is deemed to share with his spouse the power to vote and to dispose of 2,900 shares of Class A Common Stock owned by his spouse (Corbin Rankin) and 500 shares of Class A Common held by his spouse as custodian for their minor son because she resides with him; (d) shares the power to vote and dispose of 1,800 shares of Class A Common as co-trustee, with a majority age son (Matthew M. Rankin), of a trust for the benefit of such son and (e) shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 830,266 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.7% of the Class A Common outstanding as of December 31, 2001.

                  The eighth paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Filings reporting the beneficial ownership of Class A Common by Claiborne R. Rankin is hereby deleted and replaced in its entirety as follows:

                  CLAIBORNE R. RANKIN. Mr. Rankin (a) has sole power to vote and dispose of 75,804 shares of Class A Common under the Agreement, dated June 22, 1971, creating a revocable trust created for the benefit of Mr. Rankin, (b) has shared power to vote and dispose of 6,160 shares of Class A Common held by Mr. Rankin as trustee for his son (Claiborne R. Rankin, Jr.), (c) has sole power to vote and dispose of 4,200 shares of Class A Common held by Mr. Rankin as custodian for his minor daughter,
         (d) is deemed to share, as trustee, the power to vote and dispose of 7,716 shares of Class A Common held in trust for the benefit of his daughter (Chloe E. Seelbach) and (e) is deemed to share with his spouse the power to vote and dispose of 8,100 shares of Class A Common owned by his spouse (Chloe O. Rankin) because she resides with him and (f) shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 840,275 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.8% of the Class A Common outstanding as of December 31, 2001. The address of Claiborne R. Rankin, Jr. is 36779 Cedar Road, Gates Mills, Ohio 44040. Claiborne R. Rankin, Jr. is a student. The business address of Chloe E. Seelbach is 200 Public Square, Cleveland, Ohio 44114. Ms. Seelbach is employed as a consultant with Accenture. To the knowledge of the Reporting Individuals, during the last five years, neither Claiborne R. Rankin, Jr. nor Chloe E. Seelbach has been convicted in any criminal proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO. 629579 10 3             SCHEDULE 13D              PAGE 16 OF 21 PAGES
------------------------------                     ----------------------------


                  The eleventh paragraph under the heading "Item 5. Interest in Securities of the Issuer" which appears in the Filings reporting the beneficial ownership of Class A Common by John C. Butler, Jr. is hereby deleted and replaced in its entirety as follows:

                           JOHN C. BUTLER, JR. Mr. Butler (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common; (b) has sole power to vote and dispose of 8,475 shares of Class A Common held by Mr. Butler, including 4,840 shares of Class A Common under the Agreement, dated June 17, 1999, creating a revocable trust for the benefit of Mr. Butler, 2,800 shares of Class A Common held in his individual retirement account, 495 shares of Class A Common held by Mr. Butler as custodian of his minor daughter and 340 shares of Class A Common held by Mr. Butler as custodian for his minor son and (c) is deemed to share with his spouse (Helen Rankin Butler) the power to vote and dispose of 30,106 shares of Class A Common beneficially owned by his spouse because she resides with him. Collectively, the 776,876 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 11.8% of the Class A Common outstanding as of December 31, 2001.

                  The twelfth paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Filings reporting the beneficial ownership of Class A Common by Matthew M. Rankin is hereby deleted and replaced in its entirety as follows:

                  MATTHEW M. RANKIN. Mr. Rankin (a) has sole power to vote and dispose of 8,774 shares of Class A Common under the Agreement, dated December 20, 1993, creating a revocable trust for the benefit of Mr. Rankin, (b) shares the power to vote and dispose of 1,800 shares of Class A Common as co-trustee, with his father (Thomas T. Rankin) of a trust for his benefit and (c) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 748,869 of Class A Common beneficially owned by Mr. Rankin constitute approximately 11.4% of the Class A Common outstanding as of December 31, 2001.

                  The fifteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Filings reporting the beneficial ownership of Class A Common by Victoire G. Rankin is hereby deleted and replaced in its entirety as follows:

                  VICTOIRE G. RANKIN. Mrs. Rankin (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) has the sole power to vote and dispose of 17,156 shares of Class A Common, (c) is deemed to share the power to vote and dispose of 2,000 shares of Class A Common owned by a charitable trust for 20 years and then for the benefit of the grandchildren of Clara L.T. Rankin because her spouse (Alfred M. Rankin, Jr.) is co-trustee of such trust and her spouse resides with her, (d) is deemed to share the power to vote and dispose of 38,400 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L.T. Rankin because her spouse is trustee of such trust and her spouse resides with her, (e) is deemed to share the power to vote and dispose of 26,608 shares of Class A

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CUSIP NO. 629579 10 3             SCHEDULE 13D              PAGE 17 OF 21 PAGES
------------------------------                     ----------------------------


         Common owned by a trust created for the benefit of the grandchildren of Alfred M. Rankin, Sr. because her spouse is co-trustee of such trust and her spouse resides with her, (f) is deemed to share the power to vote and dispose of 30,106 shares of Class A Common owned by a trust created for the benefit of Helen (Rankin) Butler because her spouse is co-trustee of such trust and her spouse resides with her, (g) is deemed to share the power to vote and dispose of 30,106 shares of Class A Common held in trust for the benefit of Clara T. (Rankin) Williams because her spouse is co-trustee of such trust and her spouse resides with her, (h) is deemed to share the power to vote and dispose of 163,107 shares of Class A Common owned by a revocable trust for the benefit of her spouse because her spouse resides with her, (i) is deemed to share the power to vote and dispose of an additional 14,000 shares of Class A Common owned by her spouse because her spouse resides with her, and (j) is deemed to share the power to vote and dispose of 30,000 shares of Class A Common held in trust for the benefit of Clara
         L. T. Rankin because her spouse is co-trustee of such trust and her spouse resides with her. Collectively, the 1,089,778 shares of Class A Common constitute approximately 16.6% of the Class A Common outstanding as of December 31, 2001.

                  The sixteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Filings reporting the beneficial ownership of Class A Common by Corbin Rankin is hereby deleted and replaced in its entirety as follows:

                  CORBIN RANKIN. Mrs. Rankin (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) has sole power to vote and dispose of 2,900 shares of Class A Common held by Mrs. Rankin and 500 shares of Class A Common held by Mrs. Rankin as custodian for her minor son, (c) is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose of 83,871 shares of Class A Common owned by a revocable trust for the benefit of her spouse because her spouse resides with her, (d) is deemed to share with her spouse the power to vote and dispose of 2,900 shares of Class A Common held by her spouse as custodian for their minor son because her spouse resides with her and
         (e) is deemed to share with her spouse the power to vote and dispose of 1,800 shares of Class A Common held by her spouse as co-trustee of a trust for the benefit of a majority age son because her spouse resides with her. Collectively, the 830,266 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 12.7% of the Class A Common outstanding as of December 31, 2001.

                  The seventeenth paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Filings reporting the beneficial ownership of Class A Common by Chloe O. Rankin is hereby deleted and replaced in its entirety as follows:

                  CHLOE O. RANKIN. Mrs. Rankin (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) is deemed to share the power to vote and dispose of 75,804 shares of Class A Common owned by a revocable trust created for the benefit of her spouse (Claiborne R. Rankin) because her spouse resides with her, (c) is deemed to share the power to vote and dispose of 6,160 shares of Class A Common held by her spouse as trustee for their son, (d) is deemed to share the power to vote and dispose of 4,200 shares of Class A Common held by her

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CUSIP NO. 629579 10 3             SCHEDULE 13D              PAGE 18 OF 21 PAGES
------------------------------                     ----------------------------

         spouse as custodian for their minor daughter, (e) is deemed to share the power to vote and dispose of 7,716 shares of Class A Common held in trust for the benefit of her daughter because her spouse is trustee of such trust and her spouse resides with her and (f) has the sole power to vote and dispose of 8,100 shares of Class A Common owned by Mrs. Rankin. Collectively, the 840,275 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 12.8% of the Class A Common outstanding as of December 31, 2001.

         The eighteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer" which appears in the Filings reporting the beneficial ownership of Class A Common by David B. Williams is hereby deleted and replaced in its entirety as follows:

                           DAVID B. WILLIAMS. Mr. Williams (a) by virtue of the Partnership Interests he received as a gift from Clara L.T. Rankin and from Alfred M. Rankin, Jr. and Victoire G. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) has sole power to vote and dispose of 340 shares of Class A Common held by Mr. Williams, (c) is deemed to share with his spouse the power to vote and dispose of 30,106 shares of Class A Common beneficially owned by his spouse (Clara Rankin Williams) because she resides with him and (d) is deemed to share with his spouse the power to vote and dispose of 340 shares of Class A Common held by his spouse as custodian for their minor daughter because his spouse resides with him. Collectively, the 769,081 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 11.7% of the Class A Common outstanding as of December 31, 2001.

                  Following the entry for David B. Williams under the heading "Item 5. Interest in Securities of the Issuer" in the Filings, insert the following information with respect to the New Reporting Persons:

                  CLARA RANKIN WILLIAMS. Mrs. Williams (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) is deemed to share with her father (Alfred M. Rankin, Jr.) the power to vote and dispose of 30,106 shares of Class A Common held by a revocable trust created for her benefit and of which her father is the trustee, (c) has sole power to vote and dispose of 340 shares of Class A Common held by Mrs. Williams as custodian for her minor daughter and (d) is deemed to share with her spouse the power to vote and dispose of 340 shares of Class A Common owned by her spouse (David Williams) because he resides with her. Collectively, the 769,081 shares of Class A Common beneficially owned by Mrs. Williams constitute approximately 11.7% of the Class A Common outstanding as of December 31, 2001.

                  SCOTT SEELBACH. Mr. Seelbach (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common and (b) is deemed to share the power to vote and dispose of 7,716 shares of Class A Common held in trust for the benefit of his spouse because his spouse (Chloe E. Seelbach) resides with him. Collectively, the 746,011 shares of Class A Common beneficially owned by Mr. Seelbach constitute approximately 11.4% of the Class A Common outstanding as of December 31, 2001.

------------------------------                     ----------------------------
CUSIP NO. 629579 10 3             SCHEDULE 13D              PAGE 19 OF 21 PAGES
------------------------------                     ----------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Effective as of December 26, 2001, the Partnership Agreement was amended to clarify certain definitions therein. All references to the Partnership Agreement in the Filings shall hereinafter be deemed to refer to the Partnership Agreement, as amended by Amendment No. 1 to Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 26, 2001, among RMI and the Partners.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(Exhibit 6)       Amendment No. 1 to Limited Partnership Agreement of Rankin
                  Associates II, L.P., dated as of December 26, 2001



[REMAINDER OF PAGE IS INTENTIONALLY LEFT BLANK. SIGNATURES BEGIN ON NEXT PAGE.]

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CUSIP NO. 629579 10 3             SCHEDULE 13D              PAGE 20 OF 21 PAGES
------------------------------                     ----------------------------




                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: January 10, 2002

                                Name:  Rankin Associates II, L.P.

                                By:    Rankin Management, Inc., its Managing
                                       Partner

                                       By: /s/ Alfred M. Rankin, Jr.
                                          ------------------------------------
                                           Alfred M. Rankin, Jr., President

                                Name:  Rankin Management, Inc.

                                       By: /s/ Alfred M. Rankin, Jr.
                                          ------------------------------------
                                           Alfred M. Rankin, Jr., President

                                REPORTING INDIVIDUALS

                                /s/ Alfred M. Rankin, Jr.
                                ----------------------------------------------
                                Name:  Alfred M. Rankin, Jr.

                                Name:  Rankin Management, Inc.

                                By:  /s/ Alfred M. Rankin, Jr.
                                    ------------------------------------------
                                     Alfred M. Rankin, Jr., President

                                Attorney-in-Fact for Clara L.T. Rankin*
                                Attorney-in-Fact for Thomas T. Rankin*
                                Attorney-in-Fact for Claiborne R. Rankin*
                                Attorney-in-Fact for Roger F. Rankin*
                                Attorney-in-Fact for Bruce T. Rankin*
                                Attorney-in-Fact for John C. Butler, Jr.*
                                Attorney-in-Fact for Matthew M. Rankin*
                                Attorney-in-Fact for James T. Rankin*
                                Attorney-in-Fact for Alison A. Rankin*
                                Attorney-in-Fact for Victoire G. Rankin*
                                Attorney-in-Fact for Corbin Rankin*
                                Attorney-in-Fact for Chloe O. Rankin*
                                Attorney-in-Fact for David B. Williams*
                                Attorney-in-Fact for Clara Rankin Williams*
                                Attorney-in-Fact for Scott Seelbach*

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CUSIP NO. 629579 10 3             SCHEDULE 13D              PAGE 21 OF 21 PAGES
------------------------------                     ----------------------------


------------------

* The power of attorney authorizing the above named individuals to act on behalf of each of the foregoing Reporting Persons is included in
         Exhibit 2 at page 16 and in Exhibit 4 at pages 25 through 26 of the Initial Filing.